Filed by Aytu BioScience, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:
Aytu BioScience, Inc. (SEC File No. 001-38247)
and Innovus Pharmaceuticals, Inc. (SEC File No. 000-52991)

This Aytu BioScience investor presentation contains information relating to the proposed acquisition of Innovus Pharmaceuticals as announced on September 12, 2019.

AYTU BioScience

Aytu BioScience (NASDAQ: AYTU)

Corporate Overview – October 2019

AYTU
BioScience

Forward-Looking Statement

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Forward-looking statements are generally written in the future tense and/or are preceded by words such as "may," "will," "should," "forecast," "could," "expect," "suggest," "believe," "estimate," "continue," "anticipate," "intend," "plan," or similar words, or the negatives of such terms or other variations on such terms or comparable terminology. All statements other than statements of historical facts contained in this presentation, are forward-looking statements, including but not limited to any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Aytu's or Innovus' future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include, among others: failure to obtain the required votes of Innovus' shareholders or Aytu's shareholders to approve the transaction and related matters, the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all, the price per share utilized in the formula for the initial $8 million merger consideration may not be reflective of the current market price of Aytu's common stock on the closing date, the failure to meet the revenue and profitability milestones that trigger the CVRs such that Innovus shareholders never realize value from the CVRs, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the diversion of management time on transaction-related issues, the ultimate timing, outcome and results of integrating the operations of Aytu and Innovus, the effects of the business combination of Aytu and Innovus, including the combined company's future financial condition, results of operations, strategy and plans, the ability of the combined company to realize anticipated synergies in the timeframe expected or at all, changes in capital markets and the ability of the combined company to finance operations in the manner expected, regulatory approval of the transaction, risks relating to gaining market acceptance of our products, obtaining reimbursement by third-party payors, the potential future commercialization of our product candidates, the anticipated start dates, durations and completion dates, as well as the potential future results, of our ongoing and future clinical trials, the anticipated designs of our future clinical trials, anticipated future regulatory submissions and events, our anticipated future cash position and future events under our current and potential future collaboration. We also refer you to the risks described in "Risk Factors" in Part I, Item 1A of the company's Annual Report on Form 10-K and in the other reports and documents we file with the Securities and Exchange Commission from time to time.

AYTU BioScience

Corporate Overview

- **Commercial-stage, revenue-generating specialty pharmaceutical company**
  - Portfolio of novel, revenue-generating products
  - Leveraging commercial partnerships to expand reach without ↑ SG&A
- **Announced planned acquisition of Innovus Pharmaceuticals – 9/12/19**
  - >$31M in net revenue as combined enterprise (LTM ending 6/30/19)
  - Grows portfolio to over 35 products across Rx and consumer brands
- **Best-in-class, FDA-approved Rx products with unique delivery forms:**

Natesto® (testosterone) nasal gel ©

13 million U.S. men affected
6.9 million Rxs annually
$1.7 billion Rx category

Only FDA-Approved, Nasally-Administered Testosterone Replacement Therapy (TRT)

ZolpiMist™ (zolpidem tartrate) ORAL SPRAY

Up to **30% of U.S. adults** affected
43 million Rxs annually
$1.8 billion Rx category

Only FDA-Approved, Oral Spray Zolpidem Tartrate

Tuzistra® XR © (Codeine Polistirex and Chlorpheniramine Polistirex) EXTENDED-RELEASE ORAL SUSPENSION

- **$3 billion** Rx category
- **30-35 million Rxs** annually

Only FDA-approved 12-Hour codeine suspension

AYTU BioScience

Commercially-Focused Management Team with a History of Growing Commercial Organizations

Josh Disbrow – Chairman & CEO

- Former VP of Commercial Operations at Arbor Pharmaceuticals where revenues grew from zero to over $127MM in < 5 years; Acquired by KKR
- Previous COO of Ampio Pharmaceuticals (NYSE: AMPE) and head of Business Unit
- Progressive commercial roles at LipoScience, Cyberonics, and GlaxoSmithKline

David Green, CPA – Chief Financial Officer

- Former CFO of Specialized Health Products International and Catheter Connections, acquired by CR Bard and Merit Medical, respectively
- Former Chief Accounting Officer of Intarcia Therapeutics
- Previous Managing Director of Duff & Phelps and Director of E&Y Capital Markets

Jarrett Disbrow – COO & Head of Commercial Ops

- Founder and original President/CEO of Arbor Pharmaceuticals where revenues grew from zero to over $127MM in <5 years; Acquired by KKR
- Former CEO of Vyrix Pharmaceuticals, a specialty pharmaceutical company focused on male sexual dysfunction
- Progressive commercial roles at Accentia Pharmaceuticals, GlaxoSmithKline

AYTU BioScience

Creating Value Through Strategic Transactions

Announced three pivotal, strategic transactions in past two months that are expected to: (1) expand commercial critical mass, (2) multiply revenue run-rate, (3) accelerate time to + EBITDA

Planned acquisition of Innovus Pharmaceuticals (OTCQB: INNV) in stock-based transaction (Announced 9/12/19)

INNOVUS PHARMA

- **<u>>$31M in revenue (LTM)</u>** for combined entity
- $24M revenue enterprise – $8M up front + up to $16M in performance-based CVRs
- Expands & diversifies portfolio to over 35 novel products in large therapeutic categories
- Synergies expected to accelerate time to positive EBITDA

Acceleration of Natesto commercial plan through co-promotion with Acerus Pharmaceuticals (TSX: ASP) (Announced 7/30/19)

ACERUS PHARMA

- Doubles Natesto sales force at Acerus' expense **(no ↑ in SG&A)**
- Removes revenue-based milestone payments

Acceleration of Tuzistra XR commercial plan through co-promotion with Poly Pharmaceuticals (Announced 9/4/19)

Poly Pharmaceuticals

- Doubles Tuzistra sales force at Poly's expense **(no ↑ in SG&A)**

AYTU BioScience

Acquisition of Innovus Drives Revenue Growth and Accelerates Time to Profitability

- **Stock-based transaction that takes advantage of large valuation disconnect**
  - **Up to <u>$8M</u>** upfront ($7M in stock) for **<u>$24M</u>** in revenue (LTM)
  - Contingent value rights (CVRs), up to $16M in milestone payments over time, paid if growth and profitability milestones are reached

- **Combined company revenue of >$31M (LTM) (>4X vs. current revenue)**
  - Product sales increases expected to drive near-term revenue growth
  - Expected to drive accelerated path to breakeven & profitability

- **Innovus currently operates near breakeven**
  - Synergies expected to enable near-term profitability of Innovus business unit and accelerate path to positive EBITDA for combined entity

- **Diversified product portfolio creates integrated specialty pharmaceutical company operating in large Rx & OTC markets**
  - Branded Rx & consumer products
  - Efficient, low-cost product development underway

AYTU BioScience

Innovus Markets Over 30 Clinically-Studied Consumer Health Products Competing in Large Markets

Well-positioned brands competing in the $40B consumer health market

Diabetes Care	Sexual & Urological Health	Respiratory & Allergy
DIABASENS™	Zestra Essential Arousal Oils®	FlutiCare®
GlucoGorx™	UriVArx®	

Products commercialized through Innovus' proprietary Beyond Human platform

BEYOND HUMAN

AYTU BioScience

Pro-Forma Revenue – AYTU + INNV

- **The INNV acquisition would result in a 325% increase in revenue as of June 30, 2019.**

Pro-Forma LTM Revenue as of June 30, 2019



Millions
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$-
AYTU
INNV
$31M
$7.3M
325% increase
$24.3
$7.3
$7.3
AYTU
AYTU + INNV

AYTU BioScience

Innovus Revenue and Gross Margin

- **Innovus' revenue growth and high gross margins coupled with cost synergies expected to accelerate the time to profitability.**

Revenue ($M) and Gross Margin (FY 2017 – LTM as of June 30, 2019)



$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$8.8
$24.0
$24.3
FY 2017
FY 2018
LTM
Revenue



90%
80%
70%
60%
50%
40%
80%
82%
74%
FY 2017
FY 2018
LTM
Gross Margin

Innovus Revenue and Operating Expense

- **The business combination with Innovus provides increased revenue scale and enables operational synergies that can be leveraged to accelerate the combined company's growth and path to profitability.**

Revenue ($M) and Operating Expenses (FY 2017 – LTM as of June 30, 2019)



$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$8.8
$12.1
$24.0
$25.4
$24.3
$23.6
FY 2017
FY 2018
LTM
Revenue
Operating Expenses

Diverse Portfolio Filling Unmet Needs in Large Rx and OTC Product Categories (>$46B TAM)

$6.5B TAM

AYTU Products	Addressing Everyday Conditions in Primary Care
Natesto	Only nasally-administered testosterone
ZolpiMIST	Only oral spray sleep aid
Tuzistra XR	Only twelve-hour codeine cough syrup

$40B TAM

INNV Products (Select)	Competing in Large OTC Categories
Novel, niche OTC medicines and supplements	FlutiCare, Zestra, UriVArx, DIABASENS

TAM: Total Addressable Market
TAM sizes based on IQVIA-reported dispensed prescriptions by AYTU product class for the twelve months ending August 2019 (for AYTU products) and based on market research published by Transparency Market Research based on a publication from August 2017 (for INNV products)

AYTU BioScience

Leveraging Commercial Synergy & Partners

- **National sales footprint with ~100 sales representatives, Rx-OTC cross selling opportunities and direct-to-consumer support from Innovus platform.**

30 Sales Reps

Natesto®

+25 Specialty Reps through co-promote

ZolpiMIST™

+10 Specialty Reps through co-promote

Tuzistra® XR CIII

+30 Reps through co-promote

BEYOND HUMAN

Innovus' Direct-to-Consumer Marketing Platform to support Rx sales across portfolio

AYTU BioScience

Natesto®: The Only FDA-Approved, Nasally-Administered Testosterone Replacement Therapy (TRT)

AYTU BioScience

Natesto® :The Only Nasally Delivered Low T Therapy

The Only FDA-Approved Intranasal Testosterone



- **Fast, clean application**
- **Easy to use and transport**
- **Rapid T_{max} < 1 hour**

- **Uniquely-delivered,** patented TRT with multiple advantages over existing treatment options
- Only nasally-administered: rapid, **pulsatile** drug delivery
- Delivers the **lowest dose** among topical testosterones (5.5 mg/dose)

No BLACK BOX Warning

- Natesto is the ***only*** topical TRT **without** a BLACK BOX warning
- All others carry a "**BLACK BOX warning**" due to the risk of transference

↓ AndroGel BLACK BOX Warning ↓

AndroGel® (testosterone gel) 1.62% for topical use CIII
Initial U.S. Approval: 1953

WARNING: SECONDARY EXPOSURE TO TESTOSTERONE
See full prescribing information for complete boxed warning.
- Virilization has been reported in children who were secondarily exposed to testosterone gel (5.2, 6.2).
- Children should avoid contact with unwashed or unclothed application sites in men using testosterone gel (2.2, 5.2).
- Healthcare providers should advise patients to strictly adhere to recommended instructions for use (2.2, 5.2, 17).

AYTU BioScience

Natesto Growth Plan

Natesto commercial expansion announced 7/30/19

- **Natesto sales efforts will be expanded through enhanced commercial partnership with Acerus Pharmaceuticals ("Acerus")**
  - Natesto licensor Acerus will fully fund and launch a U.S.-based specialty sales force in support of Natesto growth.
  - Expansion nearly doubles U.S. sales footprint to 60 representatives
- **Aytu continues to book all top line revenue from Natesto sales to wholesalers/retailers**
  - Aytu remains exclusive supplier in U.S.
- **Previously negotiated product revenue milestones removed**
  - Milestone payments of up to $75M removed
- **Regulatory responsibilities and clinical trial expenses assumed by Acerus**
- **Revised, favorable new commission structure**
  - Aytu will pay Acerus commissions on sales generated through specialists' prescriptions
  - Previously paid royalties removed in favor of paying Acerus commission on Natesto revenue upside
- **Deal economics remain essentially unchanged on current level of Natesto sales; Acerus committed to minimum sales level (make whole provision)**

AYTU BioScience

The Clinical Significance of the Natesto Spermatogenesis Study is Substantial

*"Currently, **there are no FDA-approved therapies** to treat men with low testosterone who wish to preserve their fertility.*

About 20% of men with Low T deal with these decisions, and Natesto could be an alternative for simultaneously increasing testosterone while preserving sperm production."

Ranjith Ramasamy, MD

Director of Reproductive Urology

Miller School of Medicine

University of Miami

AYTU BioScience

Preliminary Published Data: Natesto Boosts Testosterone while Maintaining Semen Parameters

Median testosterone levels increased significantly at 1, 3, and 6 months after treatment with Natesto.

n = 5


Median testosterone
1000
900
800
700
600
500
400
300
200
100
0
Baseline
1 mo
3 mo
6 mo

Sperm concentration (RED) , motility (GREEN), and total motile sperm count (BLUE) remained unchanged through 6 months of treatment with Natesto.

n = 5


Median semen parameters
70
60
50
40
30
20
10
0
C Baseline
C 3 mo
C 6 mo
M Baseline
M 3 mo
M6 mo
TMSC Baseline
TMSC 3 mo
TMSC 6 mo

As published in: EUROPEAN UROLOGY FOCUS

AYTU BioScience

Study Completed Assessing Natesto's Impact on Sperm Production & Endogenous Testosterone

- ***Natesto Effects on Testosterone, Luteinizing Hormone, Follicle Stimulating Hormone and Semen Parameters***
  - **This would be the first study ever to demonstrate minimal, or no impact of a TRT on sperm production and testosterone levels**
  - Prospective, open-label study investigating Natesto's impact on patients' semen parameters, endogenous testosterone production, and LH/FSH levels
  - Assesses 40 patients with confirmed hypogonadism (testosterone (T) < 350 on 2 consecutive samples collected more than 1.5 hours apart in the morning
  - 2 complete sperm cycles ~ 24 weeks; 6 study visits
- **Principal Investigator: Ranjith Ramasamy, MD**
  - Director of Male Reproductive Medicine and Surgery; Assistant Professor; Department of Urology – University of Miami
- **Primary endpoint: Change in Testosterone, Semen Parameters, Follicle Stimulating Hormone, Luteinizing Hormone, and Estradiol**
- **Study completed – Summer 2019**
- **Data release at ASRM conference – October 16, 2019**

AYTU BioScience

Consistent Natesto Rx Growth


3,100
2,900
2,700
2,500
2,300
2,100
1,900
2,197
2,529
2,625
2,930
Q1 FY19
Q2 FY19
Q3 FY19
Q4 FY19
TRx

AYTU BioScience

ZolpiMist™: The Only FDA-Approved, oral spray Zolpidem Tartrate

AYTU
BioScience

ZolpiMIST™ : Sleep, Delivered, Fast

- **Novel, rapid-acting oral spray formulation of most prescribed prescription sleep aid, zolpidem tartrate**
- **Significant patient advantages over Ambien® including:**
  - Rapid onset of action to deliver faster sleep onset than Ambien
    - Significantly more patients achieved therapeutic blood levels in 15 minutes with ZolpiMist oral spray than with Ambien tablets
  - Effective for patients with difficulty swallowing
- **Large market – <u>1% TRx market share</u> = ~$50M**
- ***Announced October 2, 2019* - Expanded in to psychiatry market with co-promotion with Validus Pharmaceuticals**

AYTU BioScience

ZolpiMIST™ : Sleep, Delivered, Fast

- ZolpiMist initiates sleep quicker than Ambien
- As published by Raffa et al in *Pharmacology & Pharmacy* (July '19), patients' plasma concentrations of zolpidem tartrate rose more quickly with ZolpiMist (zolpidem lingual spray (LS)) than tablets.

Mean plasma concentration following 5 mg (left panel) or 10 mg (right panel) zolpidem LS or tablets



Mean values
Z-5
A-5
Z-10
A-10
Plasma Concentration (ng/mL)
0
20
40
60
80
100
120
140
0
5
10
15
20
Time (mins)
Mean values
Z-5
A-5
Z-10
A-10
Plasma Concentration (ng/mL)
Time (mins)

Raffa, RB and Westfield G. (2019) More Rapid Sleep Onset with Lingual-Spray vs Oral-Tablet Delivery Zolpidem. Pharmacology & Pharmacy, 10, 329-342.

AYTU BioScience

Tuzistra® XR: The Only FDA-approved, 12-hour Codeine Suspension

AYTU BioScience

Tuzistra® XR Ⓒ: All-Day, All-Night Cough Relief

- **Only FDA-approved codeine-based antitussive suspension with 12-hour dosing**
  - Current codeine syrups are dosed every 4-6 hours
- **Patented, extended-release oral suspension codeine polistirex and chlorpheniramine polistirex oral**
  - Two Orange Book-listed patents; others pending
- **Co-promotion with Poly Pharmaceuticals - nearly doubles sales footprint (promotion started 9/3/2019)**
- **Novel, follow-on antitussive pending FDA review**

$3B U.S. Market

30-35 million Rxs annually

AYTU BioScience

Corporate Milestones

Corporate Milestones	Period	Completed
• Announced definitive agreement to acquire Innovus Pharmaceuticals (OTCQB:INNV)	Sept 2019	x
• Addition of Natesto to leading national pharmacy benefit manager – Over 30 millions U.S. lives covered	Sept 2019	x
• Reported 100% revenue growth to $7.3M for FY 2019 (ending 6/30/19)	Sept 2019	x
• Announced ZolpiMist co-promotion with Validus Pharmaceuticals	Oct 2019	x
• Announce Natesto spermatogenesis clinical study data read out	Oct 2019	
• Announce closing of Innovus acquisition	Q1 2020	
• Announce first combined company revenue	Feb 2020	

AYTU BioScience

AYTU Capitalization & Cash Position

Cash Balance as of June 30, 2019: >$11 million

Security	Number Outstanding
Common Stock	17,538,071
Preferred Stock (Converts 1:1)	3,594,981
Warrants "ITM"(1)	14,577,002
Warrants & Options "OTM"(2)	1,884,268
Fully Diluted	37,594,322

(1) Weighted average exercise price of $1.35.

(2) Weighted average exercise price of $28.52; 1,607 options outstanding

AYTU BioScience

Contact Information

Josh Disbrow

Chairman & Chief Executive Officer

+1 (720) 437-6520

josh.disbrow@aytubio.com

AYTU BioScience